

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

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Current Criminal Disclosure Matter Summary (1 DMP)

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Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16148	11/26/2012	U.S DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY, SEC V. WACHOVIA BANK, N.A., N.K.A WELLS FARGO				

Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.

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Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

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Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

- Court Type:
- Date Filed:

COURT INFORMATION

- Name of Court:
- City or County:
- State:
- Country:

CASE INFORMATION

- Case Number:
- Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

ON DECEMBER 8, 2011, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY ENTERED A FINAL JUDGMENT AS TO DEFENDANT WACHOVIA BANK IN THE MATTER OF SECURITIES AND EXCHANGE COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A YEAR; IF IT DOES, THE DOJ RESERVED THE RIGHT TO REINSTATE THE CHARGES. WELLS FARGO BANK ANTICIPATES THE NON-PROSECUTION AGREEMENT WILL BE TERMINATED AFTER THE EXPIRATION OF THE ONE YEAR PERIOD, WHICH WILL HAVE RUN ON DECEMBER 8, 2012.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

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Current Financial Disclosure Matter Summary (1 DMP)

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Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16150	11/26/2012	VARIOUS				

Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each action.

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Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: Show Question

☐ J

Case Information

BANKRUPTCY CASE INFORMATION

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

Case Number:

ADVERSARY CASE INFORMATION

Court where the adversary action was filed:

Court Location:

Case Number of Adversary Action:

Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

WELLS FARGO BANK IS A LARGE COMMERCIAL AND RETAIL BANK. IT LOANS MONEY OR ENGAGES IN OTHER FINANCIAL TRANSACTIONS WITH MILLIONS OF CUSTOMERS. AT ANY GIVEN TIME A NUMBER OF THOSE CUSTOMERS INITIATE BANKRUPTCY PROCEEDINGS AND WELLS FARGO BANK IS REGULARLY INVOLVED IN ADVERSARY ACTIONS COMMENCED BY BANKRUPTCY TRUSTEES IN CONSUMER AND COMMERCIAL BANKRUPTCIES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

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Current Regulatory Disclosure Matter Summary (17 DMPs)

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Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	18844	02/09/2023	CONSUMER FINANCIAL PROTECTION BUREAU 2022-CFPB-0011	FINAL	12/2022		
E	17825	09/29/2021	U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK 1:21-CV-08007	FINAL	9/2021		
G, H	17817	09/16/2021	OFFICE OF COMPTROLLER OF THE CURRENCY (OCC) AA-ENF-2021-29 & AA-ENF-2021-20	FINAL	9/2021		
E	16954	04/15/2020	UNITED STATES DEPARTMENT OF JUSTICE NONE	FINAL	2/2020	03/20/2020	
	16140	08/29/2019	CA DOI FINAL LA201600665-AP				
	16141	08/10/2018	AUGUST 1, 2018 DOJ SETTLEMENT				
	16139	05/04/2018	WELLS FARGO BANK, N.A. CASE 2018-BCFP-0001				
	16136	05/04/2018	WELLS FARGO BANK, N.A. CASE AA-EC-2018-15 & AA-EC-2018-16				
	16146	02/20/2018	CA INSURANCE 2.2018				
	16145	02/13/2017	WELLS FARGO BANK, N.A., MPG SEC CONSENT				
	16144	07/15/2015	6/3/15 OCC CREDIT CARD ADD-ON PRODUCTS CONSENT ORDER				
	16143	07/15/2015	5/4/15 CITY ATTORNEY OF LOS ANGELES RETAIL BANKING LAWSUIT				
	16142	07/14/2015	OCC CONSENT ORDER # 2015-067 (RESIDENTIAL MORTGAGE SERVICING)				
	16147	01/17/2013	CALIFORNIA DEPARTMENT OF CORPORATIONS				
	16138	11/26/2012	OCC AND WACHOVIA BANK, N.A. CONSENT ORDER				
	16137	11/26/2012	U.S. DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY				
	16149	11/26/2012	UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A.				



Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: OTHER FEDERAL AGENCY Name of Regulatory Body: CONSUMER FINANCIAL PROTECTION BUREAU

CASE INFORMATION

Case Number: 2022-CFPB-0011 Case Status: FINAL

Date Resolved:DECEMBER 2022

Were any of the following sanctions imposed?: Other: MONETARY FINE & RESTITUTION

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE CFPB ALLEGED THAT CERTAIN OF THE BANK'S AUTO LOAN SERVICING, MORTGAGE LOAN SERVICING, AND CONSUMER DEPOSIT ACCOUNT PRACTICES WERE UNFAIR, AND THAT ONE CONSUMER DEPOSIT ACCOUNT PRACTICE WAS DECEPTIVE, AS FURTHER DESCRIBED IN THE CONSENT ORDER.

PENALTY PAID 12/27/2022. REMEDIATION TO CUSTOMERS AND CERTAIN PROCESS CHANGES ARE IN PROCESS, AS FURTHER DESCRIBED IN THE ORDER.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
CFPB CONSENT ORDER	CFPB Consent Order.pdf

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UNITED STATES OF AMERICA
CONSUMER FINANCIAL PROTECTION BUREAU

ADMINISTRATIVE PROCEEDING
File No. 2022-CFPB-0011

In the Matter of:

CONSENT ORDER

WELLS FARGO BANK, N.A.

The Consumer Financial Protection Bureau (Bureau) has identified the

following violations of law at Wells Fargo Bank, N.A. (Respondent): (i) with

respect to auto loan servicing, Respondent incorrectly applied loan payments,

erroneously imposed certain fees and charges, incorrectly repossessed customers'

vehicles, and failed to refund certain unearned fees on debt cancellation products;

(ii) with respect to home mortgage servicing, Respondent incorrectly denied

mortgage loan modifications to certain qualified borrowers; and (iii) with respect

to consumer deposit accounts, Respondent improperly froze or closed customer

accounts, improperly charged certain overdraft fees, and did not always waive

monthly account service fees consistent with its disclosures. Since 2020,

Respondent has accelerated corrective actions and remediation, including to

1

address these violations. Under §§ 1053 and 1055 of the Consumer Financial

Protection Act of 2010 (CFPA), 12 U.S.C. §§ 5563, 5565, the Bureau issues this

Consent Order.

I.

Jurisdiction

1.   The Bureau has jurisdiction over this matter under §§ 1053 and 1055 of the

CFPA, 12 U.S.C. §§ 5563 and 5565.

II.

Stipulation

2.   Respondent has executed a "Stipulation and Consent to the Issuance of a

Consent Order," dated December 19, 2022, (Stipulation), which is

incorporated by reference and is accepted by the Bureau. By this Stipulation,

Respondent has consented to the issuance of this Consent Order by the

Bureau under §§ 1053 and 1055 of the CFPA, 12 U.S.C. §§ 5563, 5565,

without admitting or denying any of the findings of fact or conclusions of

law, except that Respondent admits the facts necessary to establish the

Bureau's jurisdiction over Respondent and the subject matter of this action.

Definitions

3.   The following definitions apply to this Consent Order:

a.   "Affected Consumer" means any consumer who was subjected to any of the Specified Acts and Practices.

b.   "Auto Servicing Acts and Practices" means the acts and practices described in paragraphs 7 through 19.

c.   "Board" means Respondent's duly elected and acting Board of Directors.

d.   "Effective Date" means the date on which the Consent Order is entered on the administrative docket.

e.   "Enforcement Director" means the Assistant Director of the Office of Enforcement for the Bureau, or his or her delegate.

f.   "Overdraft" means when a consumer does not have enough money in their deposit account to cover a transaction when it settles (i.e., is presented to Respondent for payment) and posts to the account, but the Respondent nevertheless pays it.

g.   "Regional Director" means the Regional Director for the West Region for the Office of Supervision for the Bureau, or his or her delegate.

h.   "Related Consumer Action" means a private action by or on behalf of one or more consumers or an enforcement action by another

3

governmental agency brought against Respondent based on substantially the same facts as described in Section IV of this Consent Order.

i.   "Respondent" means Wells Fargo Bank, N.A., its subsidiaries, and its successors and assigns.

j.   "Specified Acts and Practices" means any of the acts or practices described in Section IV of this Order.

IV.

Bureau Findings and Conclusions

The Bureau finds the following:

4.   Respondent is a national bank headquartered in Sioux Falls, South Dakota. As of December 31, 2021, Respondent had $1.78 trillion in total assets. As of June 2021, Respondent had $1.84 trillion in consumer product exposure (the sum of consumer assets, originated and serviced, and consumer deposits). As of June 30, 2022, Respondent's (including its affiliates and subsidiaries) residential mortgage portfolios totaled $252.9 billion (first lien) and $14.6 billion (junior lien); its credit card portfolio totaled $41.2 billion; its auto-loan portfolio totaled $55.7 billion; and other outstanding consumer loans totaled $29.4 billion.

5.   Respondent is an insured depository institution with assets greater than

$10,000,000,000 within the meaning of 12 U.S.C. § 5515(a).

6.   Respondent is a "covered person" under 12 U.S.C. § 5481(6).

Automobile Loan Servicing Acts and Practices

7.   Respondent's automobile-loan-servicing systems experienced a number of failures that caused Respondent to incorrectly apply borrowers' payments; charge borrowers incorrect fees, interest, or other amounts; and repossess borrowers' vehicles. In addition, Respondent did not have sufficient processes to ensure that borrowers who had previously paid certain fees upfront to automobile dealers received a refund of those fees when warranted.

8.   Respondent has provided $1.3 billion in remediation to more than 11 million borrower accounts to address these auto-loan-servicing issues.

9.   <u>Incorrectly applied payments and payment processing problems</u>: From at least 2011 through 2022, Respondent incorrectly applied or processed many borrowers' auto-loan payments due to various technology, training, customer service, and compliance failures when servicing auto loans. For example, from November 2012 until at least August 2018, if a borrower requested that a payment be applied to principal, branch employees were unable to notify borrowers about past due amounts that a principal-only payment would not cover because Respondent did not make the information accessible to branch employees, resulting in nearly 210,000

5

borrower accounts for which payments were applied in a manner that was less beneficial to the borrower than they could have been. As a result, Respondent is providing remediation to these borrower accounts of more than $105 million.

10.   Respondent also failed to apply certain borrower payments in the manner described on Respondent's website; to post certain borrower payments in a timely fashion; or to ensure that certain automatic payment amounts reflected the amount owed and due; among other payment-application errors that harmed consumers.

11.   Respondent is providing remediation resulting from these failures of roughly $565 million to almost 6 million borrower accounts.

12.   <u>Incorrect fees and charges</u>: Respondent also assessed borrowers erroneous fees and interest because of technology, audit, and compliance failures. As an example, from at least 2011 until at least March 2019, Respondent sometimes incorrectly entered the effective date of a payment deferment in, or omitted it from, its servicing system-of-record, which resulted in $26.5 million in erroneously assessed late fees to more than 688,000 borrower accounts.

13.   Other similar failures have occurred, and Respondent is providing at least $424 million in remediation for improper fees and charges to almost 4.5

million borrower accounts.

14.   Repossession-related errors: From at least 2011 through 2022, Respondent

experienced other types of servicing errors, which had the potential to

contribute to a borrower's delinquency, and in some cases led to improper

repossessions. For example, Respondent repossessed vehicles despite the

borrower having made a payment or entering into an agreement to forestall

the repossession. In addition, Respondent made other repossession-related

errors, such as failing to provide legally required information to certain

borrowers.

15.   In addition, in at least 38,000 instances, Respondent failed to sell a

repossessed vehicle in a commercially reasonable amount of time, resulting

in Respondent providing more than $40 million in remediation to borrowers

to address depreciated vehicle values.

16.   Respondent is providing more than $246 million in remediation for

repossession-related harm involving nearly 850,000 borrower

accounts.

17.   GAP fee refunds: Guaranteed Asset Protection (GAP) contracts are a type

of debt cancellation contract (DCC) that generally relieve the borrower

from the obligation to pay the remaining amount of the borrower's loan on

the vehicle above the vehicle's depreciated value in the case of a major

accident or theft. The auto dealer markets GAP coverage to the borrower and is paid the GAP fee. However, borrowers often finance GAP fees as part of their auto loan at origination and the GAP contract becomes part of the auto loan contract. If the borrower pays off the loan early, or the GAP contract otherwise terminates, the borrower may be entitled to a refund of the unearned portion of the GAP fee that they financed when first buying the vehicle. Such refund obligations usually are governed by the terms of the GAP contract executed between the borrower and the originating dealer, with GAP contracts sometimes requiring that the borrower make a written request to the originating dealer for a GAP refund. Respondent, as the owner and servicer of the GAP contracts, did not ensure that unearned GAP fees were refunded to all borrowers who paid off their loans early. Respondent, however, obtained such GAP fee refunds when it would benefit Respondent, while also lowering the borrower's remaining balance, such as in cases of loan default or repossession.

18.   During the Bureau's investigation of these practices, Respondent refunded tens of millions of dollars in estimated GAP fees to borrowers where Respondent determined that state law mandated such refunds. Until July 2021, Respondent did not ensure that, for the loans it did not originate but subsequently owned and serviced, borrowers who had financed the cost of the GAP contract and subsequently paid off their loans early or had their vehicles repossessed (thus terminating the GAP contract), received any

8

refund for which they were eligible.

19. Respondent experienced other GAP-related processing and refund failures.
     For example, Respondent's failure to follow Texas regulations between
     2017 and 2020 resulted in Respondent failing to make timely GAP fee
     refunds due to nearly 90,000 borrower accounts, resulting in remediation of
     more than $25 million.

20. Section 1036(a)(1)(B) of the CFPA prohibits "unfair, deceptive, or abusive"
     acts or practices. 12 U.S.C. § 5536(a)(1)(B). An act or practice is unfair if it
     causes or is likely to cause consumers substantial injury that is not
     reasonably avoidable and if the substantial injury is not outweighed by
     countervailing benefits to consumers or to competition. 12 U.S.C.
     § 5531(c)(1).

21. Respondent's acts and practices described in paragraphs 7 through 19
     caused substantial injury to consumers that was not reasonably avoidable or
     outweighed by any countervailing benefit to consumers or to competition.

22. Thus, Respondent engaged in unfair acts and practices in violation of
     §§ 1036(a)(1)(B) and 1031(c)(1) of the CFPA. 12 U.S.C. §§ 5536(a)(1)(B),
     5531(c)(l).

Mortgage Servicing Acts and Practices

23. Respondent has incorrectly denied mortgage loan modification applications
     and miscalculated fees and other charges for thousands of mortgage

9

borrowers, as set forth below, resulting in at least $195 million in remediation being paid to affected mortgage borrowers. Some of these failures were the result of software errors that persisted for multiple years.

24. In one such significant technology and internal controls failure, from at least 2011 through April 2018, Respondent's process for evaluating loan-modification applications was affected by errors in the relevant calculation formulas. These errors resulted in an overstatement of the attorneys' fees included in the calculation, which sometimes caused an otherwise qualified borrower not to be offered a loan modification.

25. Respondent became aware of this problem in late 2013 and, after reviewing the issue, concluded that it did not adversely affect borrowers' ability to obtain loan modifications. Respondent attempted to correct the attorneys' fee calculation, but later determined (in March 2018) that it had not fixed the issue and was continuing to fail to offer some borrowers loan modifications. Ultimately, Respondent addressed the error and is providing approximately $77.2 million in remediation to approximately 3,200 mortgage accounts that experienced incorrect loss- mitigation outcomes, including wrongful foreclosures.

26. Another error occurred from July 2013 until September 2018, when Respondent did not offer no-application modifications to approximately 190 borrowers with Government Sponsored Entity (GSE) loans. Respondent

erroneously identified these borrowers as deceased and therefore did not assess their eligibility for modifications. Respondent is paying approximately $2.4 million in remediation to these borrowers.

27.   Respondent's mortgage servicing operations experienced other errors that resulted in Respondent assessing borrowers unwarranted charges and fees in various situations, including when certain consumers paid off a mortgage that had been subject to a foreclosure judgment; Respondent failed in certain cases to timely pay the appropriate amount of property taxes; Respondent miscalculated the interest rate on certain adjustable rate mortgages after a loan modification ended; and Respondent did not give certain consumers complete information about their ability to stop paying for expensive private mortgage insurance.

28.   Section 1036(a)(1)(B) of the CFPA prohibits "unfair, deceptive, or abusive" acts or practices. 12 U.S.C. § 5536(a)(1)(B). An act or practice is unfair if it causes or is likely to cause consumers substantial injury that is not reasonably avoidable and if the substantial injury is not outweighed by countervailing benefits to consumers or to competition. 12 U.S.C. § 5531(c)(1).

29.   Respondent's acts and practices described in paragraphs 23 through 27 caused substantial injury to consumers that was not reasonably avoidable or outweighed by any countervailing benefit to consumers or to competition.

11

30.   Thus, Respondent engaged in unfair acts and practices in violation of §§ 1036(a)(1)(B) and 1031(c)(1) of the CFPA. 12 U.S.C. §§ 5536(a)(1)(B), 5531(c)(1).

Consumer Deposit Account Acts and Practices

31.   Account freezes: From at least 2011 through October 2016, when Respondent believed that a fraudulent deposit had been made into a consumer deposit account based largely on an automated fraud detection system that identified suspect deposit accounts for employee review, Respondent's typical practice was to freeze the customer's entire deposit account, along with the customer's other accounts. This account freeze prevented the customer from accessing any funds in the account, not just the funds from the suspect deposit.

32.   Customers affected by these account freezes were unable to access their money, on average for a period of at least two weeks, until Respondent closed the accounts and returned the customer's money.

33.   Respondent is providing over $160 million in remediation to the more than one million deposit account customers affected by these account freezes.

34.   Respondent changed its practice of freezing consumer deposit accounts when it suspected that a deposit may be fraudulent and began using, where appropriate under the circumstances and sufficient to prevent further fraud, lesser restraints such as item-level holds under Regulation CC.

35.   Section 1036(a)(1)(B) of the CFPA prohibits "unfair, deceptive, or abusive"

       acts or practices. 12 U.S.C. § 5536(a)(1)(B). An act or practice is unfair if it

       causes or is likely to cause consumers substantial injury that is not

       reasonably avoidable and if the substantial injury is not outweighed by

       countervailing benefits to consumers or to competition. 12 U.S.C.

       § 5531(c)(1).

36.   Respondent's acts and practices described in paragraphs 31 through 34

       caused substantial injury to consumers that was not reasonably avoidable or

       outweighed by any countervailing benefit to consumers or to competition.

37.   Thus, Respondent engaged in unfair acts and practices in violation of

       §§ 1036(a)(1)(B) and 1031(c)(1) of the CFPA. 12 U.S.C. §§ 5536(a)(1)(B),

       5531(c)(1).

38.   <u>Monthly service fee waivers</u>: Respondent disclosed to consumer deposit

       account holders that several of its most popular checking accounts provided

       waivers of monthly service fees (MSFs), usually $10 or $12, if customers

       met certain conditions. One of the options for obtaining such a waiver that

       was available from April 2012 to November 2020 required customers to

       make "10 or more debit card purchases and/or payments from this checking

       account" during the monthly statement cycle. This language (and language

       like it) appeared in Respondent's account brochures and account agreements for years.

39. However, rather than waiving MSFs whenever a customer conducted 10 transactions that constituted either a purchase using a debit card or some other type of payment from the consumer's checking account during a statement cycle, Respondent only counted debit card transactions (not all types of payments) and only those that posted during the statement cycle (debit card transactions sometimes post several days after the purchase).

40. Respondent wrongly denied MSF waivers to more than 4 million of its account holders and is paying more than $141 million in remediation to customers.

41. Section 1036(a)(1)(B) of the CFPA prohibits "unfair, deceptive, or abusive" acts or practices. 12 U.S.C. § 5536(a)(1)(B). An act or practice is deceptive if there is a representation, omission, act, or practice that misleads or is likely to mislead a consumer; the consumer's interpretation is reasonable under the circumstances; and the representation, omission, act, or practice is material.

42. Respondent's representations and actions, as described in paragraphs 38 through 40, constitute deceptive acts or practices in violation of §§ 1031(a), and 1036(a)(1)(B) of the CFPA, 12 U.S.C. §§ 5531(a), 5536(a)(1)(B).

43. <u>Overdraft Practices</u>: Respondent sometimes assessed fees for Overdrafts on consumer debit card purchases and ATM withdrawals at the time that the transaction settled even if the consumer had enough funds available in their account to cover the amount of the transaction at the time they made it (transaction authorization). Overdraft fees charged on consumer debit card purchases and ATM withdrawals in such circumstances are sometimes referred to as Authorized-Positive Overdraft Fees.

44. Consumers may be taken by surprise when they incur Authorized-Positive Overdraft Fees because they believed that if they had enough money to cover the relevant transaction when it was authorized they would not incur an Overdraft fee. These Authorized-Positive Overdraft Fees were not reasonably avoidable because they were contrary to consumers' reasonable expectations. Respondent implemented a process to stop charging Authorized-Positive Overdraft Fees on consumer debit card purchases in March 2022 (and is in the process of stopping charging such fees on ATM withdrawals).

45. Section 1036(a)(1)(B) of the CFPA prohibits "unfair, deceptive, or abusive" acts or practices. 12 U.S.C. § 5536(a)(1)(B). An act or practice is unfair if it causes or is likely to cause consumers substantial injury that is not reasonably avoidable and if the substantial injury is not outweighed by countervailing benefits to consumers or to competition. 12 U.S.C. § 5531(c)(1).

15

46. Respondent's acts and practices described in paragraphs 43 through 44 caused substantial injury to consumers that was not reasonably avoidable or outweighed by any countervailing benefit to consumers or to competition.

47. Thus, Respondent engaged in unfair acts and practices in violation of §§ 1036(a)(1)(B) and 1031(c)(1) of the CFPA. 12 U.S.C. §§ 5536(a)(1)(B), 5531(c)(1).

CONDUCT PROVISIONS

V.

Prohibited Conduct

IT IS ORDERED, under §§ 1053 and 1055 of the CFPA, that:

48. Respondent and its officers, agents, servants, employees, and attorneys who have actual notice of this Consent Order, whether acting directly or indirectly, may not violate sections 1031 and 1036 of the CFPA, 12 U.S.C. §§ 5531 and 5536, in connection with the acts and practices described in Section IV.

49. Respondent, and its officers, agents, servants, employees, and attorneys who have actual notice of this Consent Order, whether acting directly or indirectly, must take the following affirmative actions:

Refunds of Unused Portions of GAP Contracts

50. Respondent must maintain a policy and practice designed to ensure that the unused portion of GAP contracts that Respondent finances, or that are

16

otherwise assigned to Respondent, are refunded to the borrower, regardless of state law. Respondent must ensure that the unused portions of GAP contracts that Respondent finances or otherwise acquires are refunded to auto loan customers promptly after termination of the contract. Nothing in this Consent Order prevents Respondent from seeking reimbursement for refunds from any other party.

Prohibition on Freezing Consumer Deposit Accounts When Less Restrictive Means Are Reasonable Under the Circumstances

51. Respondent, when it suspects that a deposit in a consumer deposit account may be fraudulent, must use an item-level hold or other restraint less than a full freeze of the deposit account when reasonable under the circumstances and sufficient to prevent further fraud. Nothing in this Consent Order shall prohibit the use of restraints such as 'Block all Debits' and 'Block all Debits and Credits' when reasonable and appropriate to protect Respondent, payment systems and processors, or its customers from fraud.

Prohibition on Charging Authorized-Positive Overdraft Fees

52. Respondent may not charge Authorized-Positive Overdraft Fees on consumer debit card purchases or ATM withdrawals, as described in paragraphs 43-44.

VI.

Role of the Board

IT IS FURTHER ORDERED that:

53. The Board or a committee thereof must review all submissions (including plans, reports, programs, policies, and procedures) required by this Consent Order or a summary thereof prior to submission to the Bureau.

54. The Board will have the ultimate responsibility for proper and sound management of Respondent and for ensuring Respondent's compliance with the laws that the Bureau enforces and with this Consent Order.

55. In each instance that this Consent Order requires the Board to ensure adherence to, or perform certain obligations of Respondent, the Board or a committee thereof must:

   a.   Authorize whatever actions are necessary for Respondent to fully comply with this Consent Order;

   b.   Require timely reporting by management to the Board or a committee thereof on the status of compliance obligations and actions directed by the Board or a committee thereof to be taken under this Consent Order;

   c.   Follow up on material non-compliance with such actions in a timely and appropriate manner; and

18

d.   Require timely and appropriate corrective action to remedy any

material non-compliance with Board directives related to this Section.

MONETARY PROVISIONS

VII.

Order to Pay Redress

56.   Respondent has developed, or must develop, remediation plans for each of

the Specified Acts and Practices, where necessary and appropriate, and must

provide remediation to consumers for these practices.

IT IS FURTHER ORDERED that:

57.   Respondent may not condition the payment of any redress to any Affected

Consumer under this Consent Order on that Affected Consumer waiving any

right.

Unearned GAP Fees

58.   Respondent shall ensure that customers who submitted valid claims in

connection with the settlement agreement in *Herrera* v. *Wells Fargo*,

No. 8:18-cv-00332-JVS-MRW (C.D. Cal.), be provided additional

compensation such that they receive, in total, the full amount of their

GAP-fee refunds.

Redress for Account Freezes

59.   Respondent's consumer remediation plan must include, at minimum and

where applicable, compensation of $150 to each consumer (or each unique

19

joint ownership group) affected by the Account Freeze practices described in

paragraphs 31 through 34.

Redress for Authorized-Positive Overdraft Fees

60.   Respondent must refund to customers approximately $205 million in

Overdraft fees, reflecting Authorized-Positive Overdraft Fees that were

charged and not reversed or refunded since January 1, 2021.

Wrongful Repossessions

61.   Respondent's remediation plans for wrongful repossessions (i.e., errors

that caused repossessions) resulting from the Auto Servicing Acts and

Practices have included and will continue to include for in-flight

remediations, each of the following:

a. $1,500 in compensation for transportation expenses;

b. $2,500 in compensation for non-transportation expenses;

c.   Reimbursement of all repossession costs paid that result directly from

the repossession;

d.   If the repossessed vehicle was sold by Respondent, the difference

between the market value of the vehicle and the actual sale price, if

the former was greater than the latter;

e.   Refund of any payments made on any deficiency balance;

f.   Reimbursement of the excess tax obligation resulting from the filing

of a Form 1099-C reflecting a discharged principal amount that was not reduced by the compensation required by subsections c and d, above;

g.   Reimbursement of estimated attorney fees and costs resulting from judgments sought or obtained by Respondent; and

h.   Loss of use compensation consistent with Respondent's enterprise-wide remediation program for the above categories of redress.

VIII.

Order to Pay Civil Money Penalty

IT IS FURTHER ORDERED that:

62.   Under § 1055(c) of the CFPA, 12 U.S.C. § 5565(c), by reason of the violations of law described in Section IV of this Consent Order, Respondent must pay a civil money penalty of $1.7 billion ($1,700,000,000) to the Bureau.

63.   Within 10 days of the Effective Date, Respondent must pay the civil money penalty by wire transfer to the Bureau or to the Bureau's agent in compliance with the Bureau's wiring instructions.

64.   The civil money penalty paid under this Consent Order will be deposited in the Civil Penalty Fund of the Bureau as required by § 1017(d) of the CFPA, 12 U.S.C. § 5497(d).

65.   Respondent, for all purposes, must treat the civil money penalty paid under this Consent Order as a penalty paid to the government. Regardless of how

21

the Bureau ultimately uses those funds, Respondent may not:

a.   Claim, assert, or apply for a tax deduction, tax credit, or any other tax

benefit for any civil money penalty paid under this Consent Order; or

b.   Seek or accept, directly or indirectly, reimbursement or

indemnification from any source, including but not limited to payment

made under any insurance policy, in relation to any civil money

penalty paid under this Consent Order.

66.   To preserve the deterrent effect of the civil money penalty in any Related

Consumer Action, Respondent may not argue that Respondent is entitled to,

nor may Respondent benefit by, any offset or reduction of any compensatory

monetary remedies imposed in the Related Consumer Action because of the

civil money penalty paid in this action or because of any payment that the

Bureau makes from the Civil Penalty Fund. If the court in any Related

Consumer Action offsets or otherwise reduces the amount of compensatory

monetary remedies imposed against Respondent based on the civil money

penalty paid in this action or based on any payment that the Bureau makes

from the Civil Penalty Fund, Respondent must, within 30 days after entry of

a final order granting such offset or reduction, notify the Bureau, and pay the

amount of the offset or reduction to the U.S. Treasury. Such a payment will

not be considered an additional civil money penalty and will not change the

amount of the civil money penalty imposed in this action.

IX.

Additional Monetary Provisions

IT IS FURTHER ORDERED that:

67. In the event of any default on Respondent's obligations to make payment under this Consent Order, interest, computed under 28 U.S.C. § 1961, as amended, will accrue on any outstanding amounts not paid from the date of default to the date of payment, and immediately become due.

68. Respondent must relinquish all dominion, control, and title to the funds paid to the fullest extent permitted by law and no part of the funds may be returned to Respondent.

69. Under 31 U.S.C. § 7701, Respondent, unless already done, must furnish to the Bureau its taxpayer-identification numbers, which may be used for purposes of collecting and reporting on any delinquent amount arising out of this Consent Order.

70. Within 30 days of the entry of a final judgment, consent order, or settlement in a Related Consumer Action, Respondent must notify the Enforcement Director of the final judgment, consent order, or settlement in writing, indicating the amount of redress, if any, that Respondent paid or is required to pay to consumers and describe the consumers or classes of consumers to whom that redress has been or will be paid.

X.

Order Distribution and Acknowledgment

IT IS FURTHER ORDERED that:

71. Within 7 days of the Effective Date, Respondent must submit to the Regional Director an acknowledgment of receipt of this Consent Order, sworn under penalty of perjury.

72. Within 30 days of the Effective Date, Respondent must deliver a copy of this Consent Order to each of the members of its Board and executive officers, as well as to any business leaders and managers who have responsibilities related to the subject matter of the Consent Order.

73. During the term of this Consent Order, Respondent must deliver a copy of this Consent Order to any business entity resulting from any change in business structure, to any future members of its Board and executive officers, as well as to any business leaders and managers who have responsibilities related to the subject matter of the Consent Order.

74. Respondent must secure a signed and dated statement acknowledging receipt of a copy of this Consent Order, ensuring that any electronic signatures comply with the requirements of the E-Sign Act, 15 U.S.C. § 7001 *et seq.*, within 30 days of delivery, from all persons receiving a copy of this Consent Order under this Section.

75. Within 90 days of the Effective Date, Respondent must provide the Regional

Director with a list of all persons and their titles to whom this Consent Order was delivered through that date under paragraphs 72-73 and a copy of all signed and dated statements acknowledging receipt of this Consent Order under paragraph 74.

XI.

Recordkeeping

IT IS FURTHER ORDERED that:

76. Respondent must create, or if already created, must retain for the duration of this Consent Order, the following business records:

    a.   all documents and records necessary to demonstrate full compliance with each provision of this Consent Order, including all submissions to the Bureau;

    b.   all documents and records pertaining to the requirements of this Consent Order.

77. Respondent must make the documents identified in paragraph 76 available to the Bureau upon the Bureau's request.

XII.

Notices

IT IS FURTHER ORDERED that:

78.   Unless otherwise directed in writing by the Bureau, Respondent must

provide all submissions, requests, communications, or other documents

relating to this Consent Order in writing, with the subject line, "*In re Wells*

Fargo Bank, N.A., File No. 2022-CFPB-0011" and send them by

overnight courier or first-class mail to the below address and

contemporaneously by email or secure electronic transmission to

Enforcement_Compliance@cfpb.gov:

> Assistant Director for Enforcement
> Consumer Financial Protection Bureau
> ATTENTION: Office of Enforcement
> 1700 G Street, N.W.
> Washington D.C. 20552

XIII.

Cooperation with the Bureau

IT IS FURTHER ORDERED that:

79. Respondent must cooperate fully to help the Bureau determine the identity and location of, and the amount of harm sustained by, each Affected Consumer. Respondent must provide such information in its possession or control within 30 days of receiving a written request from the Bureau.

80. Respondent must cooperate fully with the Bureau in this matter and in any investigation related to or associated with the conduct described or released in this Order. Respondent must provide truthful and complete information, evidence, and testimony. Respondent must cause Respondent's officers, employees, representatives, or agents to appear for interviews, discovery, hearings, trials, and any other proceedings that the Bureau may reasonably request upon 10 days written notice, or other reasonable notice, at such places and times as the Bureau may designate, without the service of compulsory process.

XIV.

Compliance Monitoring

IT IS FURTHER ORDERED that:

81.   Within 14 days of receipt of a written request from the Bureau, Respondent must submit requested information, which must be made under penalty of perjury; provide sworn testimony; or produce documents.

82.   Respondent must permit Bureau representatives to interview any employee or other person affiliated with Respondent who has agreed to such an interview regarding: (a) this matter; (b) anything related to or associated with the conduct described in Section IV; or (c) compliance with the Consent Order. The person interviewed may have counsel present.

83.   For each of the Specified Acts and Practices, Respondent, where necessary and appropriate and consistent with its enterprise-wide Issue Management Program, must address the issue that resulted in harm to customers that required customer remediation. The Bureau may require Respondent to show how it has addressed (or will address) the relevant issue, by requesting compliance or remediation plans, or through other supervisory requests.

84.   Nothing in this Consent Order will limit the Bureau's lawful use of civil investigative demands under 12 C.F.R. § 1080.6 or other compulsory process.

XV.

Modifications to Non-Material Requirements

IT IS FURTHER ORDERED that:

85.   Respondent may seek a modification to non-material requirements of this

Consent Order (*e.g.*, reasonable extensions of time and changes to reporting

requirements) by submitting a written request to the Enforcement Director.

86.   The Enforcement Director may, in their discretion, modify any non-material

requirements of this Consent Order (*e.g.*, reasonable extensions of time and

changes to reporting requirements) if they determine good cause justifies the

modification. Any such modification by the Enforcement Director must be

in writing.

XVI.

Administrative Provisions

IT IS FURTHER ORDERED that:

87.   The provisions of this Consent Order do not bar, estop, or otherwise prevent

the Bureau from taking any other action against Respondent, except as

described in paragraph 88 below. Further, for the avoidance of doubt, the

provisions of this Consent Order do not bar, estop, or otherwise prevent any

other person or governmental agency from taking any action against

Respondent.

88.   The Bureau releases and discharges Respondent from all potential liability

for law violations that the Bureau has or might have asserted based on the

Specified Acts and Practices, to the extent such practices occurred before

the Effective Date and the Bureau knows about them as of the Effective

Date. The Bureau may use the Specified Acts and Practices in future

enforcement actions against Respondent and its affiliates to establish a

pattern or practice of violations or the continuation of a pattern or practice

of violations or to calculate the amount of any penalty. This release does not

preclude or affect any right of the Bureau to determine and ensure

compliance with the Consent Order, or to seek penalties for any violations

of the Consent Order.

89.   This Consent Order is intended to be, and will be construed as, a final

Consent Order issued under § 1053 of the CFPA, 12 U.S.C. § 5563, and

expressly does not form, and may not be construed to form, a contract

binding the Bureau or the United States.

90.   Unless the Bureau or its designated agent terminates it earlier, this Consent

Order will terminate on the earlier of: (i) 180 days after the date on which

Respondent confirms in writing that it has completed all committed actions

under this Consent Order, unless the Bureau indicates in writing prior to the

running of the 180 days that Respondent has not completed all committed

actions to its satisfaction; or (ii) three years from the Effective Date. The

Consent Order will otherwise remain effective and enforceable until such time, except to the extent that any provisions of this Consent Order have been amended, suspended, waived, or terminated in writing by the Bureau or its designated agent.

91.   Calculation of time limitations will run from the Effective Date and be based on calendar days, unless otherwise noted. Deadlines that fall on a weekend or federal holiday shall carry over to the following business day.

92.   Should Respondent seek to transfer or assign all or part of its operations that are subject to this Consent Order, Respondent must, as a condition of sale, obtain the written agreement of the transferee or assignee to comply with all applicable provisions of this Consent Order.

93.   The provisions of this Consent Order will be enforceable by the Bureau. For any violation of this Consent Order, the Bureau may impose the maximum amount of civil money penalties allowed under §1055(c) of the CFPA, 12 U.S.C. § 5565(c). In connection with any attempt by the Bureau to enforce this Consent Order in federal district court, the Bureau may serve Respondent wherever Respondent may be found, and Respondent may not contest that court's personal jurisdiction over Respondent.

94.   This Consent Order and the accompanying Stipulation contain the complete agreement between the parties. The parties have made no promises, representations, or warranties other than what is contained in this Consent Order and the accompanying Stipulation. This Consent Order and the

accompanying Stipulation supersede any prior oral or written

communications, discussions, or understandings, provided however that

nothing in this paragraph 94 shall affect the validity of supervisory

communications between the Bureau and Respondent.

95.   Nothing in this Consent Order or the accompanying Stipulation may be

construed as allowing Respondent, its Board, officers, or employees to

violate any law, rule, or regulation.

IT IS SO ORDERED, this 20th day of December, 2022.

Rohit Chopra

Rohit Chopra
Director
Consumer Financial Protection Bureau

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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REGULATORY ACTION INITIATED BY: OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC)
RELIEF SOUGHT: CIVIL AND ADMINISTRATIVE PENALTIES/FINES OF $500,000,000.00, RESTITUTION, DISGORGEMENT, CEASE AND DESIST
PRINCIPAL PRODUCT: BANKING PRODUCTS (OTHER THAN CD(S))
FORMAL ACTION: AA-EC-2018-15 & AA-EC-2018-16

DESCRIBE ALLEGATIONS:
WITHOUT ADMITTING OR DENYING THE FINDINGS OF FACT OR CONCLUSIONS OF LAW, THE BANK CONSENTED TO THE ISSUANCE OF AN ORDER IN WHICH THE CFPB FOUND THAT THE BANK ENGAGED IN UNFAIR ACTS OR PRACTICES IN VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK

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ON DECEMBER 8, 2011, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY ENTERED A FINAL JUDGMENT AS TO DEFENDANT WACHOVIA BANK IN THE MATTER OF SECURITIES AND EXCHANGE COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A

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ON APRIL 24, 2008, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") AND WACHOVIA BANK, NATIONAL ASSOCIATION, A BANK THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK IN MARCH 2010, ENTERED INTO A CONSENT ORDER FOR A CIVIL MONEY PENALTY AS A RESULT OF WACHOVIA BANK'S ACCOUNT RELATIONSHIP WITH A PAYMENT PROCESSOR FOR TELEMARKETERS. AS PART OF THAT ACCOUNT RELATIONSHIP, WACHOVIA BANK PROCESSED REMOTELY CREATED CHECKS GENERATED BY CERTAIN TELEMARKETERS, WHICH WERE CUSTOMERS OF WACHOVIA BANK'S PAYMENT PROCESSOR CUSTOMER, FROM INFORMATION OBTAINED FROM CONSUMERS. IN CONNECTION WITH ITS HANDLING OF THE ACCOUNT ACTIVITIES OF THE PAYMENT PROCESSORS AND DIRECT TELEMARKETERS, THE OCC FOUND THAT THE BANK ENGAGED IN UNFAIR PRACTICES IN VIOLATION OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT, 15 U.S.C. SECTION 45(A)(1). WACHOVIA BANK PAID A CIVIL MONEY PENALTY AND PROVIDED REMEDIATION TO CONSUMERS ALLEGED TO HAVE BEEN HARMED BY THE TELEMARKETERS.

Supporting Documentation

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Regulatory Case Information

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REGULATORY ACTION INITIATED BY: BUREAU OF CONSUMER FINANCIAL PROTECTION
RELIEF SOUGHT: CIVIL AND ADMINISTRATIVE PENALTIES/FINES OF $500,000,000.00, RESTITUTION, DISGORGEMENT, CEASE AND DESIST

PRINCIPAL PRODUCT: BANKING PRODUCTS (OTHER THAN CD(S))
FORMAL ACTION: 2018-BCFP-0001
DESCRIBE ALLEGATIONS:
WITHOUT ADMITTING OR DENYING THE FINDINGS OF FACT OR CONCLUSIONS OF LAW, THE BANK CONSENTED TO THE
ISSUANCE OF AN ORDER IN WHICH THE CFPB FOUND THAT THE BANK ENGAGED IN UNFAIR ACTS OR PRACTICES IN
VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR
CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-
INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-
PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK



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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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ON JUNE 16, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDER # 2015-067 TO WELLS FARGO BANK, N.A. ("BANK"), AMENDING TWO PRIOR OCC CONSENT ORDERS AA-EC-11-19 AND # 2013-132, ALL RELATING TO RESIDENTIAL MORTGAGE SERVICING. THE BANK NEITHER ADMITTED NOR DENIED ANY WRONGDOING WITH

RESPECT TO THE FINDINGS IN THE CONSENT ORDER. THE CONSENT ORDER AMENDED PROVISIONS OF THE PRIOR ORDERS RELATING TO A COMPLIANCE COMMITTEE, COMPREHENSIVE ACTION PLAN, COMPLIANCE PROGRAM, MANAGEMENT INFORMATION SYSTEMS AND RESIDENTIAL MORTGAGE SERVICING. THE BANK WAS ALSO RESTRICTED FROM PERFORMING AND/OR EXPANDING CERTAIN LISTED TYPES OF RESIDENTIAL MORTGAGE SERVICING ACTIVITIES PENDING FURTHER ACTION BY THE BANK AND ASSESSMENT BY THE OCC.

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Regulatory Case Information

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ON MAY 4, 2015, THE CITY ATTORNEY OF LOS ANGELES, CALIFORNIA FILED A CIVIL ACTION IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF LOS ANGELES ENTITLED PEOPLE OF THE STATE OF CALIFORNIA V. WELLS FARGO & COMPANY AND WELLS FARGO BANK, N.A., RELATING TO WELLS FARGO'S RETAIL BANKING OPERATIONS. THE COMPLAINT ALLEGES THAT WELLS FARGO PERSONNEL ENGAGED IN VARIOUS ALLEGEDLY IMPROPER ACTS AND PRACTICES DESIGNED TO MEET SALES GOALS AND QUOTAS, SUCH AS OPENING ACCOUNTS WITHOUT CUSTOMER AUTHORIZATION, MISREPRESENTING THAT CERTAIN PRODUCTS WERE AVAILABLE ONLY IN PACKAGES WITH OTHER PRODUCTS, MISUSING CUSTOMER DATA IN CONNECTION WITH THE FOREGOING, AND NOT DISCLOSING SUCH ALLEGED MISUSE TO CUSTOMERS. THE COMPLAINT ALLEGES THAT CUSTOMERS WERE HARMED BY, AMONG OTHER THINGS, INCURRING UNAUTHORIZED FEES. THE COMPLAINT ASSERTS CLAIMS UNDER CALIFORNIA BUSINESS & PROFESSIONS CODE § 17200, AND SEEKS AN INJUNCTION, DISGORGEMENT, CIVIL PENALTIES, COSTS, AND UNSPECIFIED OTHER RELIEF. WELLS FARGO HAS ANSWERED THE COMPLAINT BY DENYING ITS MATERIAL ALLEGATIONS AND ASSERTING VARIOUS AFFIRMATIVE DEFENSES, AND INTENDS VIGOROUSLY TO DEFEND AGAINST THE LAWSUIT.

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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ON JUNE 3, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDERS # 2015-048 AND # 2015-051 TO WELLS FARGO BANK, N.A. ("BANK"), FINDING THAT THE BANK HAD ENGAGED IN UNFAIR AND DECEPTIVE MARKETING PRACTICES WITH REGARD TO IDENTITY PROTECTION AND DEBT CANCELLATION PRODUCTS THAT RESULTED IN

VIOLATIONS OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT. THE BANK NEITHER ADMITTED NOR DENIED THE FINDINGS. THE BANK WAS REQUIRED TO CEASE AND DESIST FROM VIOLATION OF SECTION 5 OF THE FTC ACT, PAY A CIVIL MONEY PENALTY OF $4,000,000 (PAID), MAKE REIMBURSEMENTS TO CONSUMERS AFTER A PLAN WAS DEVELOPED, AND ADDRESS MANAGEMENT OF THIRD-PARTIES PROVIDING SERVICES TO CONSUMERS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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D E F G H I

Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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Case Status:
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WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
1. ACTION INITIATED BY: SECURITIES AND EXCHANGE COMMISSION (SEC)
2. RELIEF SOUGHT: CEASE AND DESIST, MONETARY FINE OF $440,000.00

3. FORMAL ACTION: CASE NUMBER 3-17096
4. WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
5. DESCRIBE ALLEGATIONS: THE SECURITIES AND EXCHANGE COMMISSION (SEC) ALLEGED WELLS FARGO BANK, N.A.
MUNICIPAL PRODUCTS GROUP (WFBNA MPG) CONDUCTED INADEQUATE DUE DILIGENCE IN CERTAIN OFFERINGS AND
AS A RESULT, FAILED TO FORM A REASONABLE BASIS FOR BELIEVING THE TRUTHFULNESS OF CERTAIN MATERIAL
REPRESENTATIONS IN OFFICIAL STATEMENTS ISSUED IN CONNECTION WITH THOSE OFFERINGS. THIS RESULTED IN
WFBNA MPG OFFERING AND SELLING MUNICIPAL SECURITIES ON THE BASIS OF MATERIALLY MISLEADING DISCLOSURE
DOCUMENTS. THE SEC ALLEGES WFBNA MPG WILLFULLY VIOLATED SECTION 17(A)(2) OF THE SECURITIES ACT OF 1933.
6. HOW WAS MATTER RESOLVED: CONSENT



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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-

PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

THE ACTION IS PENDING AND WE WILL FILE AN UPDATE WHEN THERE IS A RESOLUTION.

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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ON FEBRUARY 4, 2003, THE CALIFORNIA CORPORATIONS COMMISSIONER (HEREAFTER "THE COMMISSIONER") INITIATED AN ADMINISTRATIVE PROCEEDING, IN THE MATTER OF THE ACCUSATION OF THE CALIFORNIA CORPORATIONS COMMISSIONER V. WELLS FARGO HOME MORTGAGE, INC., TO REVOKE THE RESIDENTIAL MORTGAGE LENDER AND

RESIDENTIAL MORTGAGE LOAN SERVICER LICENSE (HEREAFTER "LICENSE") OF WELLS FARGO HOME MORTGAGE, INC. (HEREAFTER "WFHM"), A SUBSIDIARY THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK, N.A. ON MAY 8, 2004. THE ADMINISTRATIVE PROCEEDING WAS INITIATED AFTER WFHM DID NOT RESPOND TO THE COMMISSIONER'S DEMANDS TO CONDUCT A SELF-AUDIT AND INSTEAD FILED A CIVIL LAWSUIT IN THE U.S. DISTRICT COURT FOR THE EASTERN DISTRICT OF CALIFORNIA, WELLS FARGO BANK V. BOUTRIS, ALLEGING THAT THE COMMISSIONER'S JURISDICTION WAS PREEMPTED BY FEDERAL LAW.

ON MARCH 10, 2003, THE DISTRICT COURT ISSUED AN ORDER ENJOINING THE COMMISSIONER FROM EXERCISING VISITORIAL POWERS OVER WFHM OR OTHERWISE PREVENTING WFHM FROM OPERATING IN CALIFORNIA, BASED UPON

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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ON OCTOBER 9, 2012, A COMPLAINT, CAPTIONED UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A. WAS FILED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (12 CIV 7527) ALLEGING THAT WELLS FARGO HAD VIOLATED THE FEDERAL FALSE CLAIMS ACT AND THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND

ENFORCEMENT ACT. THE COMPLAINT ALLEGES THAT SOME FHA MORTGAGES ORIGINATED BY WELLS FARGO BANK AND INSURED BY FHA FROM 2001 - 2010 DID NOT QUALIFY FOR THE PROGRAM, WHICH THE BANK ALLEGEDLY KNEW, AND THEREFORE THE BANK SHOULD NOT HAVE RECEIVED INSURANCE PROCEEDS FROM FHA WHEN A SUBSET OF THOSE LOANS LATER DEFAULTED. WELLS FARGO DISPUTES THE ALLEGATIONS AND, ON NOVEMBER 16, 2012, THE BANK FILED A MOTION TO DISMISS THE COMPLAINT. IF THE COURT WERE TO MAKE FINDINGS AGAINST WELLS FARGO BANK BASED ON THE ALLEGATIONS OF THE COMPLAINT, IT WOULD REQUIRE AN AFFIRMATIVE RESPONSE TO QUESTION E.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

ON JANUARY 2, 2019, WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC. SETTLED WITH THE CALIFORNIA DEPARTMENT OF INSURANCE. THE SETTLEMENT INCLUDED A TOTAL SETTLEMENT AMOUNT OF $10,345,816 AS WELL AS CEASE TRANSACTING NEW BUSINESS IN CALIFORNIA, MAY CONTINUE TO RECEIVE COMMISSIONS AND PROVIDE SERVICES FOR EXISTING BUSINESS, UNTIL LICENSES EXPIRES FOR WFBNA ON SEPTEMBER 30, 2020, AND WFI, INC. ON JULY 31, 2020. UPON EXPIRATION NEITHER SHALL APPLY FOR INSURANCE LICENSES FOR A PERIOD OF NO LESS THAN 2

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY   Name of Regulatory Body: UNITED STATES DEPARTMENT OF JUSTICE

CASE INFORMATION

❓ Case Number: NONE

❓ Case Status: FINAL

❓ Date Resolved:
FEBRUARY 2020

❓ Were any of the following sanctions imposed?:
Other: CIVIL MONEY PENALTY

Comments

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On February 21, 2020, Wells Fargo & Company ("WFC"), the ultimate parent of Wells Fargo Bank, N.A. ("WFBNA"), entered into settlement agreements with the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") to resolve these agencies' investigations into WFC's historical Community Bank sales practices and related disclosures. With respect to the DOJ, WFC and WFBNA entered into a settlement agreement with the Civil Division of the DOJ and the United States Attorney's Office for the Central District of California and a deferred prosecution agreement with the United States Attorney's Offices for the Central District of California and the Western District of North Carolina related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement. With respect to the SEC, WFC (but not WFBNA) consented to the entry of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million and to be enjoined from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. WFC also agreed to engage outside experienced securities counsel to conduct an assessment of the Regulation D policies and procedures of WFC and certain of its subsidiaries and to present to the SEC on the implementation of recommendations made by outside counsel.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
DOJ ORDER	WFC DOJ Order.pdf
SEC ORDER	WFC SEC Order.pdf

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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☐ D ☐ E ☐ F ☑ G ☑ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER SELF-REGULATORY ORGANIZATION Name of Regulatory Body: OFFICE OF COMPTROLLER OF THE CURRENCY (OCC)

CASE INFORMATION

Case Number: AA-ENF-2021-29 & AA-ENF-2021-20
Case Status: FINAL

Date Resolved:
SEPTEMBER 2021

Were any of the following sanctions imposed?:
Other: CIVIL AND ADMINISTRATIVE PENALTIES/FINES, UNDERTAKING

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO CONSENT AGREEMENTS IN WHICH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC) ALLEGED THE BANK ENGAGED IN (1) UNSAFE or UNSOUND PRACTICES RELATED TO LOSS MITIGATION ACTIVITIES AND INADEQUATE INDEPENDENT RISK MANAGEMENT AND INTERNAL AUDIT OF THE LOSS MITIGATION AND (2) VIOLATIONS COVERED UNDER THE 2018 CONSENT ORDER, AA-EC-2018-15.WELLS FARGO BANK, N.A. AGREED TO PAY A CIVIL MONEY PENALTY OF $250,000,000. TO THE OCC UPON ACCEPTANCE OF THE CONSENT AGREEMENT AND WITHIN 150 DAYS PROVIDE THE OCC EXAMINER-IN-CHARGE A WRITTEN ACCEPTABLE ACTION PLAN FOR REMEDIAL ACTIONS UNDER THE AGREEMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Description	Uploaded File
BD DRP FILING	WFS DRP for OCC Consent Undertaking 91521.pdf
CONSENT ORDER 1	WFBNA Consent Order OCC 91021 1.pdf
CONSENT ORDER 2	WFBNA Consent Order OCC 91021 2.pdf

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY Name of Regulatory Body: U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

Case Number: 1:21-CV-08007

Case Status: FINAL

Date Resolved:
SEPTEMBER 2021

Were any of the following sanctions imposed?:
Other: CIVIL PENALTY/FINES, CIVIL ASSET FORFEITURE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The United States Attorney's Office for the Southern District of New York alleged that from 2010 through 2017, Wells Fargo Bank, N.A. defrauded 771 commercial customers who used the Bank's FX services by misrepresenting FX pricing levels and engaging in other improper FX pricing practices in violation of the mail fraud, wire fraud, and bank fraud statutes 18 U.S.C. §§ 1341, 1343, 1344.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show All ∨ entries   Search: [   ]

Description	Uploaded File
COMPLAINT	US v WF FIRREA Complaint 21cv08007 filed 9272021.pdf
FINRA DRP FILING	WFS FX filing Form BD DRP filing Final 92921.pdf
SETTLEMENT	US v WF Settlement Stipulation with WF 21cv 08007 filed 9272021.pdf

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